UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Unifi, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
904677 10 1
(CUSIP Number)
Dillon Yarn Corporation
Stephen Wener, CEO
55 East 34th Street
Paterson, NJ 07514
(973) 684-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	904677 10 1

1	NAME OF REPORTING PERSON Dillon Yarn Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,191,298

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,191,298

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,191,298

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (See Instructions)

	CO

CUSIP No. 904677 10 1
Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.10 per share (the “Common Stock”) of Unifi, Inc. a New York corporation (the “Issuer”).
Item 5 of the Schedule 13D is hereby amended as follows:
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on June 24, 2010, the Reporting Person beneficially owned 5,191,298 shares, constituting approximately 8.6% of the shares outstanding of Common Stock of the Issuer. The percentage of Common Stock of the Issuer beneficially owned by the Reporting Person is based upon 60,172,300 shares outstanding, which is the total number of shares outstanding as of May 3, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 28, 2010, filed with the Securities and Exchange Commission on May 6, 2010.
     (b) See paragraph (a) above.
     (c) On June 24, 2010 the Reporting Person transferred 364,257 shares of Common Stock to 4 employees of the Reporting Person for no consideration. The transaction was effected at the Reporting Person’s offices pursuant to an assignment and assumption agreement entered into among the parties.
     (d) None.
     (e) Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29 , 2010	DILLON YARN CORPORATION
	By:	/s/ Steve Wener
		Name:	Steve Wener
		Title:	Chief Executive Officer